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AUG 28 2009

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2008 (MM/DD/YY) AND ENDING 06/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. G. Long & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 West Front Street, Suite 302
(No. and Street)

Missoula, MT 59802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott G. Long 406-721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

#71.a, 9/10

AB 9/24

OATH OR AFFIRMATION

I, Scott G. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. Long & Company, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C Schmidt
Carey Schmidt
Residing at Missoula MT
My Commission Expires
April 10, 2011

Notary Public

Signature

Chairman of the Board /CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

S.G. LONG & COMPANY

(A WHOLLY OWNED SUBSIDIARY OF S.G. LONG FINANCIAL SERVICE CORP.)

INDEPENDENT AUDITOR'S REPORT AND STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of S.G. Long & Company as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Spokane, Washington
August 25, 2009

ASSETS

	June 30, 2009
Cash and cash equivalents	$ 67,129
Receivables	
Clearing organizations	33,607
Other	15,790
Prepaid expenses	10,184
	126,710
FURNITURE AND EQUIPMENT, at cost	
Less accumulated depreciation of $59,113	22,421
DEPOSITS	50,351
TOTAL ASSETS	$ 199,482

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 2,298
Accrued expenses	47,242
	49,540
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	87,648
Additional paid-in capital	55,000
Retained earnings	7,294
	149,942
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 199,482

Note 1 - Summary of Significant Accounting Policies

Operations:
S.G. Long & Company (the Company) is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Service Corp. This financial statement reflects the statement of financial condition of S.G. Long & Company, and accordingly, does not include the accounts of its parent S.G. Long Financial Service Corp. or its affiliate S.G.L. Investment Advisors. Inc. The holding company, S.G. Long Financial Service Corp., and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents:
The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Receivables:
Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments:
Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Property, plant, and equipment:
Property, plant, and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of four to ten years for furniture, fixtures, and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized. Depreciation and amortization expense totaled $8,166 in 2009.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income taxes:
Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income taxes effects reflect application of current guidance under generally accepted accounting standards and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

Deposits:
The Company has an agreement with RBC Correspondent Services, a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2009.

Tax status:
Pursuant to Final Staff Position Interpretation (FIN) No. 48-3, management has elected to defer the application of FIN No. 48, *Accounting for Uncertainty in Income Taxes*, to July 1, 2009.

For the June 30, 2009, financial statements the Company has accounted for uncertain tax positions in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable. As of June 30, 2009, the Company has not accrued any liability for such uncertainties.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Note 2 - Cash and Cash Equivalents

At June 30, 2009, the Company's cash and cash equivalents consisted of:

Bank accounts	$	29,076
Petty cash		200
Money market accounts		37,853
	$	67,129

Note 3 - Related Party Transactions

The Company's receivable from S.G. Long Financial Service Corp., its parent holding company, totals $765.

On January 13, 2009, the Montana Fourth Judicial District Court, Missoula County, entered a judgment to vacate findings, conclusions, and judgments in connection with a shareholder lawsuit against the Company resulting from the minority shareholder and former employee exercising their dissenter's rights under Montana law in connection with his shareholder vote against a reorganization plan. On January 13, 2009, the Montana Fourth Judicial District Court, Missoula County, also entered an order of dismissal with prejudice in connection with the above mentioned shareholder/employee's lawsuit against the Company. The settlement was recorded as a reduction of additional paid in capital. At the time of payment, there was a capital contribution from the parent company, S.G. Long Financial Services Corp, in an equal amount.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In April 2006, the Company received approval from the NASD to reduce its net capital requirement from $100,000 to $50,000. At June 30, 2009, the Company had net capital of $115,996, which was $65,996 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

Note 4 - Net Capital Requirement (Continued)

During the year, the Company was subject to a regulatory audit by the Financial Industry Regulatory Authority (FINRA). FINRA determined the Company had inadvertently not complied with certain provisions of SEC Rules 15c3-1 in its computations of net capital requirements due to the timing of the recognition of the unrecorded settlement liability as discussed in Note 3. As a result, the Company will file an amended Financial and Operational Combined Uniform Single Reports for the three months ended December 31, 2008. The amended net capital did not exceed the Company's minimum net capital requirement of $50,000 as of December 31, 2008.

In the opinion of management, the disposition and resolution of FINRA's findings is not expected to have a material adverse effect on the financial condition of the Company.

Note 5 - Commitments and Contingencies

The Company rents office space under a lease agreement that terminates in June 2010. The lease agreement contains provisions for a two-year extension option. Base rent under the agreement total $67,866 annually with annual increases based on a consumer price index.

Note 6 - Income Taxes

The Company has deferred income tax assets of $15,034 that relate primarily to net operating loss carry forward amounts totaling approximately $63,001, which expire in 2027 through 2029. Since the Company's taxable income is reported in the consolidated tax return of its parent, S.G. Long Financial Service Corp., the realization of the deferred income tax assets depends on consolidated taxable income in future periods. A 100% valuation allowance has been established since consolidated taxable income in future periods is not reasonably assured, and accordingly, the deferred income taxes are not reported on the Company's statement of financial condition.

Note 7 - Retirement Plan

The Company sponsors a 401(k) plan (the Plan) covering employees over the age of 18 years with a minimum of one year of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years.

MOSS-ADAMS LLP